October 7, 2005

Lawrence B. Stoller, Esq.
Executive Vice President and General Counsel
Cohen & Steers Capital Management, Inc.
757 Third Avenue
New York, New York 10017

Re:  	Cohen & Steers Global Power Fund, Inc.
	SEC File Numbers:  333-128176; 811-21804

Dear Mr. Stoller:

      We have reviewed the registration statement on Form N-2 filed on behalf of Cohen & Steers Global Power Fund, Inc. (the "Fund") on
September 8, 2005. The Fund filed the registration statement to register common shares. We have the following comments.

Prospectus

Cover Page

1. Form N-2 was amended to require specific disclosures on the front cover page including information regarding the Fund`s annual and semi-annual reports to shareholders and the Fund`s website. See Item
1 of Form N-2. In addition, Item 9 was amended to require a statement, adjacent to the disclosure of the Portfolio Manager`s experience, that the SAI provides additional information about the Portfolio Manager`s compensation, other accounts managed by the Portfolio Manager, and the Portfolio Manager`s ownership of securities in the Fund. Please revise the disclosure to comply with these requirements.

Securities Issued by Global Power Companies, page 6

2.	The prospectus states, "Under normal market conditions, the
Fund
will invest at                               least 80% of its
managed
assets in a portfolio of income producing common stocks, preferred stocks and other equity securities issued by Global Power Companies.
Global Power Companies consist of companies located throughout the world that: (i) Engage in the utilities business; or (ii) Engage in the mining, production or distribution of natural resources used to produce energy." Please change the name of the Fund, or in a letter to the staff, explain why Power Companies should include companies engaged in (1) the "distribution, purification and treatment of Water", and (2) the "provision of communications services."
Also,
if applicable, please clarify whether mining includes exploration or drilling.

3.	 Because of the use of Global in the name of the Fund, the
prospectus should clearly disclose the extent investments will be in companies outside the United States. The Fund should invest a significant amount of its assets in foreign companies. Please disclose the number of foreign countries, and the total percentage of assets, the Fund intends to invest outside the United States. Also, please clarify disclosure elsewhere in the prospectus, including on page 33 regarding defensive positions and on page 44 regarding foreign securities risks, to indicate whether the Fund, under abnormal market conditions, will deviate from such percentage of foreign assets.

4.	Page 6 states, "Utility companies generally pay dividends on
their                               equity securities that qualify
for the dividends received deduction ("DRD") under the Internal Revenue Code of 1986, as amended (the "Code") and for the benefits under rules relating to qualified dividend income." In the summary, please disclose whether, and to what extent, foreign utilities, and other types of "power companies" - such as MLPs, will qualify for such tax benefits.

Risk of Market Price Discount from Net Asset Value, page 20

5.	The prospectus states, "Net asset value will be reduced
immediately following                               the offering
by
the sales load and the amount of organizational and offering expenses paid by the Fund." Please clarify whether this reduction applies to common and preferred stock offerings.

Summary of Fund Expenses, page 24

6.  	Please add a line item in the transaction expense section of the
fee table to show the estimated percentage amount of preferred share
offering costs.   Please also revise the current disclosure of
this
information in footnote 2 as necessary for consistency with this comment.

7.  	Please add the following lines, and estimated amounts, at the end of the annual expense table: (1) Dividends on preferred shares, and (2) Total annual fund operating expenses and dividends on preferred shares.

Investment Management Agreement, page 53

8.	Please further describe the business experience of Mr. Becker and Mr. Scapell since joining Cohen & Steers Capital Management,
Inc.


Statement of Additional Information (SAI)

Portfolio Manager, page 20

9.	Page 20 states, "The portfolio managers do not require
performance-based fees with respect to any of the registered investment companies, other pooled investment vehicles or other accounts that they manage." (Emphasis added.) However, page 21 states, "While the salaries of the Investment Manager portfolio managers are comparatively fixed, cash bonuses and stock-based compensation may fluctuate significantly from year to year, based on changes in manager performance and other factors as described herein. For a high performing portfolio manager, cash bonuses and stock-based compensation generally are a substantial portion of total compensation." Please revise the apparent inconsistent statements or in a letter to the staff, please explain such statements. In addition, please clarify the meaning of "require performance-based fees" and "comparatively fixed." Also, please disclose the benchmarks the Fund utilizes in determining compensation. See Item 21.2 of Form N-2.

General

10.	We note that portions of the filing are incomplete.  We may
have
additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

11.	If you intend to omit certain information from the form of
prospectus included with any registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment

12.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

13. 	Response to this letter should be in the form of pre-
effective
amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

14.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, for each of the Funds, please furnish a letter acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*     *     *     *     *     *     *     *

      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

      Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

                                   				Sincerely,


                                   				Keith A.
O`Connell
                                   				Senior
Counsel
??

??

??

??




1